Exhibit 99.1

Farfetch Announces Third Quarter 2022 Results

•
Q3 2022 Revenue increases 1.9% year-over-year (or increases 14.1% year-over-year at constant currency) to $593.4 million
•
Q3 2022 Gross Merchandise Value (“GMV”) decreases 4.9% year-over-year (or increases 4.2% year-over-year at constant currency) to $967.4 million
•
Q3 2022 Digital Platform GMV decreases 5.0% year-over-year (or increases 2.6% year-over-year at constant currency) to $787.4 million
•
Q3 2022 Brand Platform GMV decline of 10.4% year-over-year (or increases 4.9% year-over-year at constant currency) to $148.1 million
•
Q3 2022 Gross Profit Margin of 44.9% (an increase of 160 bps year-over-year) and Digital Platform Order Contribution Margin of 32.4% (an increase of 580 bps year-over-year)
•
Q3 2022 Loss after Tax of $274.9 million (includes non-cash loss on items held at fair value and remeasurements)
•
Q3 2022 Adjusted EBITDA of $(4.1) million
•
Cash and Cash Equivalents of $487.4 million as of September 30, 2022

LONDON, U.K. November 17, 2022 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the third quarter ended September 30, 2022.

José Neves, Farfetch Founder, Chairman and CEO, said: “Luxury is an incredible industry that has proven to be resilient, and Farfetch’s global platform for luxury is on pace to broadly double its size over three years, despite navigating an unprecedented series of global events. Through it all, our focus has remained on our mission to be the global platform for luxury while also taking the opportunity to fundamentally re-structure our organization and streamline our cost base. As a result, Farfetch is further positioned to seize the significant announced milestones and future opportunities ahead, and emerge from this period as an even stronger business set to deliver profitability and free cash flow.”

Elliot Jordan, CFO of Farfetch, said: “Our third quarter results show Farfetch is successfully navigating an unprecedented macro environment, with constant currency GMV and Revenue growth, significant gross margin and order contribution margin improvements year-on-year and the early financial benefits from our recent initiatives to rationalize our cost base, which are ongoing. Whilst we continue to manage through the current environment, we remain well capitalized to execute on our long-term vision, and I am confident we will return to profitable growth in 2023.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated):

	Three months ended September 30,
	2021	2022
Consolidated Group:
Gross Merchandise Value (“GMV”)	$1,017,314	$967,372
Revenue	582,565	593,357
Adjusted Revenue (1)	504,670	514,654
Gross profit	252,180	266,569
Gross profit margin	43.3%	44.9%
Profit/(loss) after tax	$769,129	$(274,902)
Adjusted EBITDA (1)	5,310	(4,111)
Adjusted EBITDA Margin (1)	1.1%	(0.8)%
Basic Earnings per share (“EPS”)	$2.09	$(0.71)
Diluted EPS	(0.25)	(0.71)
Adjusted EPS (1)	(0.14)	(0.24)
Digital Platform:
Digital Platform GMV	$828,471	$787,376
Digital Platform Services Revenue	319,217	324,655
Digital Platform Gross Profit	159,036	166,944
Digital Platform Gross Profit Margin	49.8%	51.4%
Digital Platform Order Contribution (1)	$84,946	$105,190
Digital Platform Order Contribution Margin (1)	26.6%	32.4%
Active Consumers (in thousands)	3,593	3,903
Average Order Value (“AOV”) - Marketplace	$593	$530
AOV - Stadium Goods	294	276
Brand Platform:
Brand Platform GMV	$165,290	$148,125
Brand Platform Revenue	165,290	161,836
Brand Platform Gross Profit	80,272	80,538
Brand Platform Gross Profit Margin	48.6%	49.8%
1.
See “Non-IFRS and Other Financial and Operating Metrics” on Page 19 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•
Third-party transactions generated 80% of Digital Platform GMV in third quarter 2022 with Third-party Take Rate of 32.6%, which was supported by record media solutions revenue
•
First-party transactions, including First-Party Original, which generated 4% of Digital Platform GMV in third quarter 2022, grew 4% year-over-year
•
The Farfetch Marketplace continued to offer customers the most extensive selection of in-season luxury fashion on a global platform from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners increased 25% year-over-year to a record $5.5 billion
•
Continued to position the Farfetch brand as a champion of personal style across fashion and beauty, offering unrivalled supply with the launch of a #YourChoiceYourFARFETCH brand campaign featuring modern icons Leighton Meester, Paloma Elsesser, Omar Apollo, and Bakar
•
Continued to partner with brands on Farfetch Marketplace campaigns highlighting:
o
Acne Studios Fall Winter 2022 collection of ready-to-wear and bags
o
Marc Jacobs denim monogram launch
o
Stolen Girlfriends Club focused on men's knitwear and women's jewelry in the brand's first Farfetch media solutions partnership
•
Expanded reach of Fashion Concierge services to help Private Clients source some of the world’s most unique luxury items with the launch of Fashion Concierge On Demand, an online tool enabling clients to submit requests through the Farfetch app, and in October 2022, extended Fashion Concierge access to all Farfetch Private Client customers
•
Released new installments of Farfetch BEAT including the world’s first sneaker safe from expert safe manufacturer Döttling, in partnership with Stadium Goods, bespoke sleepwear sets from Tekla, and original Contax T2 cameras restored and customized by MAD

New Guards Group

•
New Guards brands continued to focus on its direct-to-consumer channels while creating culturally relevant collections:
o
Ibrahim Kamara celebrated his first fashion show as Off-White’s Art & Image Director at Paris Fashion Week. The collection theme ‘Celebration’ articulated the brand language developed by Virgil Abloh while adding a distinctively different accent to it, according to Vogue.
o
Off-White signed a 3-year partnership with Italian football club AC Milan to become AC Milan’s Official Style & Culture Creator
o
In commemoration of Moncler’s 70th anniversary Palm Angels was invited to reimagine the Moncler Maya jacket, creating a limited edition of the coat, covered in optic fibers to convey the notions of light and the future
o
There Was One, the first brand jointly created by New Guards and Farfetch, launched its first Unisex collection

Third Quarter 2022 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended September 30,
	2021	2022
Digital Platform GMV	$828,471	$787,376
Brand Platform GMV	165,290	148,125
In-Store GMV	23,553	31,871
GMV	$1,017,314	$967,372

GMV decreased $49.9 million from $1,017.3 million in third quarter 2021 to $967.4 million in third quarter 2022, representing a year-over-year decline of 4.9%. Excluding the impact of changes in foreign exchange rates, GMV would have increased 4.2% year-over-year. Digital Platform GMV decreased $41.1 million from $828.5 million in third quarter 2021 to $787.4 million in third quarter 2022, representing a year-over-year decline of 5.0%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased 2.6% year-over-year.

Digital Platform GMV performance in third quarter 2022 reflects continuing headwinds from the suspension of trade in Russia, where trade has been ceased since March 2022, and mainland China, where regional COVID-19 restrictions continue to impact trade. Digital Platform GMV performance also reflects a decrease in Marketplace AOV from $593 to $530 due to the translation impact of the strengthening of the US Dollar, as well as a decline in average selling price, which was partially offset by an increase in the number of items per order.

Brand Platform GMV decreased 10.4% year-over-year to $148.1 million. Excluding the impact of changes in foreign exchange rates, Brand Platform GMV would have increased 4.9% year-over-year. The increase on a constant currency basis was driven by continued demand for our New Guards' brands' Autumn-Winter 2022 collections.

In-Store GMV increased 35.3% year-over-year to $31.9 million. Excluding the impact of changes in foreign exchange rates, In-Store GMV would have increased 54.1% year-over-year. The increase on a constant currency basis was driven by additional openings of New Guards brands' stores in the last twelve months as well as strong like-for-like growth from key existing stores.

Revenue (in thousands):

	Three months ended September 30,
	2021	2022
Digital Platform Services third-party revenue	$185,470	$185,611
Digital Platform Services first-party revenue	133,747	139,044
Digital Platform Services Revenue	319,217	324,655
Digital Platform Fulfilment Revenue	77,895	78,703
Brand Platform Revenue	165,290	161,836
In-Store Revenue	20,163	28,163
Revenue	$582,565	$593,357

Revenue increased $10.8 million year-over-year from $582.6 million in third quarter 2021 to $593.4 million in third quarter 2022, representing year-over-year growth of 1.9%. The increase was driven by an increase in Digital Platform Revenue of 1.6%, a 39.7% growth in In-Store Revenue, offset by a 2.1% decrease in Brand Platform Revenue to $161.8 million. Excluding the impact of changes in foreign exchange rates, revenue would have increased 14.1% year-over-year.

Digital Platform Services Revenue increased 1.7% year-over-year driven by first-party revenue. Digital Platform Services first-party revenue increased 4.0% as compared to the previous year, primarily driven by increased sales of Browns' products on the marketplace, supported by increased clearance activity. Digital Platform Services third-party revenue remained flat year-over-year, at an increase of 0.1% impacted by the same factors driving GMV, offset by growth in advertising revenue. Excluding the impact of changes in foreign exchange rates, Digital Platform Services Revenue would have increased 11.9% year-over-year.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue increased 1.0% year-over-year, above the overall Digital Platform GMV decline of 5.0%, resulting from an increased pass-through of such costs to consumers in third quarter 2022.

Brand Platform Revenue decreased 2.1% year-over-year, which was slower than the decline in GMV, due to the addition to revenue of $13.7 million generated by the net economic benefit from the Reebok partnership that commenced in March 2022. Excluding the impact of changes in foreign exchange rates, Brand Platform Revenue would have increased 14.3% year-over-year.

Cost of Revenue (in thousands):

	Three months ended September 30,
	2021	2022
Digital Platform Services third-party cost of revenue	$68,786	$55,499
Digital Platform Services first-party cost of revenue	91,395	102,212
Digital Platform Services cost of revenue	160,181	157,711
Digital Platform Fulfilment cost of revenue	77,895	78,703
Brand Platform cost of revenue	85,018	81,298
In-Store cost of goods sold	7,291	9,076
Cost of revenue	$330,385	$326,788

Cost of revenue decreased $3.6 million, or 1.1%, year-over-year from $330.4 million in third quarter 2021 to $326.8 million in third quarter 2022. This decrease was driven by declines in Brand Platform and Digital Platform Services cost of revenues, partially offset by an increase in In-Store cost of goods sold.

Digital Platform Services cost of revenue decreased year-over-year, primarily due to a decrease in third-party Digital Platform Services cost of revenue, partially offset by an increased mix of first-party revenue.

Gross profit (in thousands):

	Three months ended September 30,
	2021	2022
Digital Platform third-party gross profit	$116,684	$130,112
Digital Platform first-party gross profit	42,352	36,832
Digital Platform Gross Profit	159,036	166,944
Brand Platform Gross Profit	80,272	80,538
In-Store Gross Profit	12,872	19,087
Gross profit	$252,180	$266,569

Gross profit increased $14.4 million, or 5.7%, year-over-year, to $266.6 million in third quarter 2022. Gross profit margin increased 160 bps year-over-year to 44.9%, driven by margin improvements in all three segments.

Digital Platform Gross Profit Margin increased 160 bps to 51.4% in third quarter 2022, from 49.8% in third quarter 2021, as Digital Platform Services revenue increased at a higher rate than Digital Platform Services costs of revenue. The increase in Digital Platform third-party gross profit margin was partially offset by a decrease in Digital Platform first-party gross profit margin, as a result of continued stock clearance activity on Browns products.

Brand Platform Gross Profit Margin increased 120 bps year-over-year to 49.8%, driven by the recognition of the Reebok net economic benefit and the impact of changes in foreign exchange rates.

Selling, general and administrative expenses by type (in thousands):

	Three months ended September 30,
	2021	2022
Demand generation expense	$74,090	$61,754
Technology expense	32,585	28,385
Share-based payments	46,134	84,285
Depreciation and amortization	64,807	84,751
General and administrative	140,195	180,541
Other items	104	7,048
Selling, general and administrative expense	$357,915	$446,764

Selling, general and administrative expenses increased $88.8 million or 24.8%, year-over-year, from $357.9 million in third quarter 2021 to $446.8 million in third quarter 2022.

Demand generation expense decreased $12.3 million, or 16.7%, year-over-year to $61.8 million in third quarter 2022. As a percentage of Digital Platform Services Revenue, Demand generation expense was 19.0% compared to 23.2% in third quarter 2021. This decrease was driven by increased marketing efficiencies, having annualized the impacts of the actions taken to address Apple's iOS privacy measures, and including a redistribution of spend between territories during third quarter 2022.

Our total investment in technology, which includes technology expense and our investments in longer term development projects which are treated as capital items, remained flat at 12.5% of Adjusted Revenue in third quarter 2022 and third quarter 2021.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which include three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense decreased $4.2 million in third quarter 2022 year-over-year, or 12.9%. This was driven by an increase in investments into capitalizable longer term development projects, including marketplace initiatives and re-platforming projects.

Depreciation and amortization expense increased $19.9 million, or 30.8%, year-over-year from $64.8 million in third quarter 2021 to $84.8 million in third quarter 2022. Amortization expense increased primarily due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives, as well as amortization of the $364.1 million intangible asset recognized in relation to the Reebok partnership in March 2022. Depreciation expense increased primarily as a result of new leases entered into within the last twelve months.

Share-based payments increased $38.2 million, or 82.7% year-over-year in third quarter 2022 due to increased equity-settled grants in 2022 driving a higher equity-settled share-based payment expense and the lower impact of share price movements on employment-related taxes and cash-settled awards in third quarter 2022 compared to third quarter 2021.

General and administrative expense increased $40.3 million, or 28.8%, year-over-year in third quarter 2022, reflecting our investment in New Guards Group including increased warehouse costs. This was alongside the consolidation of acquired businesses and the continued impact of salary increases, which also impacted our technology expense.

General and administrative expense increased as a percentage of Adjusted Revenue to 35.1% compared to 27.8% in third quarter 2021. This increase was primarily driven by slower growth in Adjusted Revenue.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended September 30,
	2021	2022
Remeasurement gains/(losses) on put and call option liabilities	$257,549	$(2,738)
Fair value gains/(losses) on embedded derivative liabilities	643,624	(7,635)
Fair value remeasurement of equity investment carried at fair value through profit or loss ("FVTPL")	-	1,424
Gains/(losses) on items held at fair value and remeasurements	$901,173	$(8,949)

The $2.7 million of remeasurement losses on put and call option liabilities in third quarter 2022 are related to a $7.9 million loss on the remeasurement of the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), a $0.1 million remeasurement loss in connection with Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, partially offset by a $3.7 million gain on the remeasurement of the put and call option over the 40% of Palm Angels' share capital not owned by New Guards and a $1.6 million gain on the remeasurement of the put option over Alanui S.r.l.

The remeasurement gains on put and call option liabilities in third quarter 2021 were related to a $81.3 million remeasurement gain in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited and a $185.0 million gain on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group and Richemont, partially offset by a $4.6 million loss on the put and call option over the non-controlling interest in Alanui S.r.l. and a $4.2 million loss on the put and call over the 40% share capital in Palm Angels not owned by New Guards.

The $7.6 million of fair value losses on embedded derivative liabilities in third quarter 2022 were primarily driven by the increase in our share price during the period. The fair value losses on embedded derivative liabilities in third quarter 2022 were comprised of the following revaluation losses on our convertible senior notes: (i) $1.1 million fair value losses related to $250 million 5.00% notes due in 2025 (the “February 2020 Notes”); (ii) $4.3 million fair value losses related to $400 million 3.75% notes due in 2027 (the “April 2020 Notes”); and, (iii) $2.3 million fair value losses related to $600 million 0.00% notes due in 2030 (the “November 2020 Notes”). These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives.

The $643.6 million fair value gains on embedded derivative liabilities in third quarter 2021 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in third quarter 2021 were comprised of $159.4 million fair value gains related to the February 2020 Notes; $307.1 million fair value gains related to the April 2020 Notes; and $177.2 million fair value gains related to the November 2020 Notes.

Impairment losses on tangible and intangible assets (in thousands)

	Three months ended September 30,
	2021	2022
Impairment losses on tangible assets	$—	$(15,306)
Impairment losses on intangible assets	—	(22,981)
Impairment losses on tangible and intangible assets	$—	$(38,287)

The impairment charge of $38.3 million in third quarter 2022 is comprised of $23.0 million relating to intangible assets, including goodwill, and $15.1 million relating to tangible assets allocated to our Browns - Platform cash-generating unit ("CGU") and $0.2 million of other tangible asset impairments. The Browns - Platform impairment resulted from our quarterly impairment assessment, primarily reflecting the macroeconomic environment and devaluation of the Pound Sterling against the U.S. dollar. No impairment triggers were noted on other CGUs.

Profit/(Loss) After Tax

Profit/(loss) after tax decreased $1,044.0 million year-over-year from a $769.1 million profit in third quarter 2021 to a $(274.9) million loss in third quarter 2022, primarily driven by the gains/(losses) on items held at fair value and remeasurements of $901.2 million in third quarter 2021 compared to losses on items held at fair value and remeasurements of $(8.9) million in third quarter 2022, as well as the $38.3 million impairment charge in third quarter 2022.

EPS and Diluted EPS

Third quarter 2022 basic EPS was $(0.71) and diluted EPS was $(0.71) as the effect of all potentially dilutive instruments was antidilutive.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA declined by $9.4 million to $(4.1) million and Adjusted EBITDA Margin declined from 1.1% to (0.8)% in third quarter 2022, primarily due to higher growth in general and administrative expenses as compared to growth in Adjusted Revenue.

Liquidity

Liquidity as of September 30, 2022 was comprised of cash and cash equivalents of $487.4 million. The decrease in cash and cash equivalents of $875.7 million for the nine months ended September 30, 2022 from $1,363.1 million at December 31, 2021 is primarily related to funding working capital of $336.4 million, of which $256.4 million related to first quarter 2022 reflecting the seasonality of the Marketplace cashflows, the strategic minority common equity investment of $200.0 million in the Neiman Marcus Group in May 2022, and cash payments for business combinations and intangible assets.

Post Balance Sheet Events

On October 20, 2022, Farfetch US Holdings, Inc. entered into a credit agreement with certain banks and financial institutions, amongst others, for a syndicated $400.0 million term loan facility (the “Term Loan”). The Term Loan was issued with a 6.50% original issue discount and fully drawn upon issuance, resulting in net cash proceeds to Farfetch of approximately $369.1 million after certain fees. The Term Loan is due and payable on October 20, 2027, with early repayment permitted. The Term Loan amortizes in quarterly installments of 0.25% and the Company has initially elected to make quarterly interest payments at a rate equal to Term SOFR (as defined in the credit agreement) plus 6.25% per annum, subject to a 0.50% floor.

The Term Loan includes customary affirmative covenants as well as those that restrict the ability of certain entities in the Farfetch group to, amongst other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, undergo a merger or consolidation, or certain other transactions. The Term Loan is secured against specified assets of the Farfetch group and guaranteed by certain material subsidiaries. The Term Loan does not include maintenance covenants. For further information, refer to the Form 6-K furnished with the SEC on October 20, 2022, also available at http://farfetchinvestors.com.

As a result of the Term Loan closing, the Company agreed with Tencent to settle the February 2020 Notes held by Tencent that were due in 2025. On October 27, 2022, the outstanding principal of $50.0 million on the February 2020 Notes was settled for cash consideration of $32.5 million and by the issuance of 4,611,848 Farfetch Class A ordinary shares.

Foreign Exchange Rate Fluctuations

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

	Three months ended September 30,			Three months ended September 30,
	2021	2022	%	2022 at constant currency	%
GMV	$1,017,314	$967,372	(4.9%)	$1,060,117	4.2%
Digital Platform GMV	828,471	787,376	(5.0%)	850,362	2.6%
Brand Platform GMV	165,290	148,125	(10.4%)	173,463	4.9%
In-store GMV	23,553	31,871	35.3%	36,292	54.1%
Revenue	582,565	593,357	1.9%	664,601	14.1%
Digital Platform Services Revenue	319,217	324,655	1.7%	357,336	11.9%
Brand Platform Revenue	165,290	161,836	(2.1%)	189,004	14.3%

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars.

At a subsidiary level we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

Outlook

Uncertainties resulting from the impact of the COVID-19 pandemic, macroeconomic factors and geopolitical turmoil, including the war in Ukraine, could have material impacts on our future performance and projections. The factors that could potentially impact our future performance include, among others:

•
disruptions to our operations, fulfilment network, and shipments;
•
fluctuations in foreign exchange rates;
•
weakened consumer sentiment and discretionary income arising from macro-economic conditions;
•
increased costs to support our operations;
•
slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles; and
•
reduced demand for our offerings and services.

The following reflects Farfetch’s expectations for Full Year 2022 as of November 17, 2022:

•
Digital Platform GMV decline of 5% to 7% year-over-year
•
Brand Platform GMV broadly flat
•
Targeting Adjusted EBITDA margin of (3)% to (5)%

Conference Call Information

Farfetch Limited will host a conference call today, November 17, 2022, at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Unaudited interim condensed consolidated statement of operations
For the three and nine months ended September 30
(in $ thousands, except share and per share data)
	Three months ended September 30,		Nine months ended September 30,
	2021	2022	2021	2022
Revenue	582,565	593,357	1,590,957	1,687,507

Cost of revenue	(330,385)	(326,788)	(887,826)	(922,752)
Gross profit	252,180	266,569	703,131	764,755

Selling, general and administrative expenses	(357,915)	(446,764)	(1,077,592)	(1,273,440)
Impairment losses on tangible assets	-	(15,306)	-	(15,306)
Impairment losses on intangible assets	-	(22,981)	-	(22,981)
Operating loss	(105,735)	(218,482)	(374,461)	(546,972)

Gains/(losses) on items held at fair value and remeasurements	901,173	(8,949)	1,806,781	1,151,474
Share of results of associates	19	19	(32)	49
Finance income	811	2,822	11,736	7,042
Finance costs	(22,712)	(50,148)	(69,022)	(94,112)
Profit/(loss) before tax	773,556	(274,738)	1,375,002	517,481

Income tax (expense)/benefit	(4,427)	(164)	(1,281)	4,039
Profit/(loss) after tax	769,129	(274,902)	1,373,721	521,520

Profit/(loss) after tax attributable to:
Equity holders of the parent	767,173	(274,186)	1,365,056	530,623
Non-controlling interests	1,956	(716)	8,665	(9,103)
	769,129	(274,902)	1,373,721	521,520

Earnings/(loss) per share attributable to equity holders of the parent
Basic	2.09	(0.71)	3.79	1.39
Diluted	(0.25)	(0.71)	(0.84)	(1.30)

Weighted-average shares outstanding
Basic	367,059,107	384,958,684	360,134,294	383,036,074
Diluted	469,630,120	384,958,684	464,929,116	459,389,909

Unaudited interim condensed consolidated statement of comprehensive income/(loss)
For the three and nine months ended September 30
(in $ thousands)
	Three months ended September 30,		Nine months ended September 30,
	2021	2022	2021	2022
Profit/(loss) after tax	769,129	(274,902)	1,373,721	521,520
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange loss on translation of foreign operations	(9,927)	(3,995)	(15,532)	(37,363)
Loss on cash flow hedges recognized in equity	(13,932)	(44,325)	(15,629)	(87,167)
(Gain)/loss on cash flow hedges reclassified and reported in net profit	(5,559)	28,618	(13,248)	50,023
Loss on cash flow hedges recognized in equity - time value	-	-	(2,552)	-
Hedge discontinuation gains transferred to statement of operations	-	-	-	(23,387)
Other comprehensive loss for the period, net of tax	(29,418)	(19,702)	(46,961)	(97,894)
Total comprehensive income/(loss) for the period, net of tax	739,711	(294,604)	1,326,760	423,626

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	737,329	(293,739)	1,318,808	432,978
Non-controlling interests	2,382	(865)	7,952	(9,352)
	739,711	(294,604)	1,326,760	423,626

Unaudited interim condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2021	September 30, 2022
Non-current assets
Other receivables	31,225	17,989
Deferred tax assets	13,334	16,763
Intangible assets	1,359,657	1,635,866
Property, plant and equipment	97,063	88,132
Right-of-use assets	195,549	178,645
Investments	17,937	222,322
Investments in associates	69	119
Total non-current assets	1,714,834	2,159,836

Current assets
Inventories	255,664	304,707
Trade and other receivables	374,706	460,252
Current tax assets	10,201	7,551
Short term investments	99,971	-
Derivative financial assets	8,010	10,653
Cash and cash equivalents	1,363,128	487,388
Total current assets	2,111,680	1,270,551
Total assets	3,826,514	3,430,387

Liabilities and equity
Non-current liabilities
Provisions	60,545	11,955
Deferred tax liabilities	156,025	136,191
Lease liabilities	180,915	169,263
Employee benefit obligations	12,948	4,063
Derivative financial liabilities	872,428	243,430
Borrowings	515,804	551,966
Put and call option liabilities	836,609	248,429
Other financial liabilities	13,367	280,504
Total non-current liabilities	2,648,641	1,645,801

Current liabilities
Trade and other payables	806,406	664,472
Provisions	14,585	8,232
Current tax liability	5,189	7,358
Lease liabilities	33,594	36,388
Employee benefit obligations	8,296	3,539
Derivative financial liabilities	21,118	86,773
Put and call option liabilities	8,321	46,338
Other financial liabilities	9,748	30,144
Total current liabilities	907,257	883,244
Total liabilities	3,555,898	2,529,045

Equity
Equity attributable to owners of the parent	88,608	739,379
Non-controlling interests	182,008	161,963
Total equity	270,616	901,342
Total equity and liabilities	3,826,514	3,430,387

Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30
(in $ thousands)
	2021	2022
Cash flows from operating activities
Operating loss	(374,461)	(546,972)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	36,378	40,942
Amortization	145,141	205,861
Non-cash employee benefits expense	160,813	222,115
Impairment losses on tangible assets	-	15,306
Impairment losses on intangible assets	-	22,981
Impairment of investments	100	65
Change in working capital
Increase in receivables	(139,659)	(94,067)
Increase in inventories	(61,413)	(58,239)
Decrease in payables	(72,920)	(184,055)
Change in other assets and liabilities
Decrease in non-current receivables	5,501	12,892
Decrease in other liabilities	(39,017)	(44,662)
Decrease in provisions	(43,403)	(55,586)
Increase/(decrease) in derivative financial instruments	9,369	(33,729)
Income taxes paid	(36,132)	(21,042)
Net cash outflow from operating activities	(409,703)	(518,190)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(3,951)	(73,860)
Payments for property, plant and equipment	(20,757)	(21,159)
Payments for intangible assets	(130,965)	(109,613)
Payments for investments	(9,107)	(209,531)
Increase in short-term investments	(100,000)	-
Decrease in short-term investments	-	100,019
Interest received	1,540	5,187
Proceeds on disposal of investment	-	1,461
Net cash outflow from investing activities	(263,240)	(307,496)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(18,461)	(24,039)
Interest paid and fees paid on loans	(22,309)	(16,411)
Dividends paid to holders of non-controlling interests	(17,121)	(4,391)
Acquisition of non-controlling interests	(18,514)	-
Settlement of equity-based awards	(6,119)	(4,409)
Proceeds from exercise of employee share-based awards	31,170	2,494
Capital contribution from non-controlling interest	500,000	-
Net cash inflow/(outflow) from financing activities	448,646	(46,756)

Net decrease in cash and cash equivalents	(224,297)	(872,442)
Cash and cash equivalents at the beginning of the period	1,573,421	1,363,128
Effects of exchange rate changes on cash and cash equivalents	574	(3,298)
Cash and cash equivalents at end of period	1,349,698	487,388

Unaudited interim condensed consolidated statement of changes in (deficit)/equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	(Deficit)/equity attributable to owners of the parent	Non- controlling interests	Total (deficit)/equity
Balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Balance at January 1, 2021 (as previously reported)	14,168	927,931	783,529	(7,271)	447,753	(4,010,756)	(1,844,646)	168,556	(1,676,090)
Correction of misstatements (1)	-	-	-	-	19,812	(2,364)	17,448	-	17,448
Revised balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the period	-	-	-	-	-	1,365,056	1,365,056	8,665	1,373,721
Other comprehensive (loss)	-	-	-	(14,819)	(31,429)	-	(46,248)	(713)	(46,961)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(14,819)	(31,429)	1,365,056	1,318,808	7,952	1,326,760
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,309	-	2,309	-	2,309
Issue of share capital, net of transaction costs	225	-	-	-	-	-	225	-	225
Early conversion of convertible loan notes	408	423,340	-	-	-	-	423,748	-	423,748
Share-based payment – equity settled	-	-	-	-	63,148	102,705	165,853	-	165,853
Share-based payment – reverse vesting shares	35	41,399	-	-	(20,411)	-	21,023	-	21,023
Acquisition of non-controlling interest	-	-	-	-	(11,613)	-	(11,613)	(6,901)	(18,514)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(23,016)	(23,016)
Non-controlling interest arising on purchase of asset	20	23,767	-	-	-	-	23,787	49,686	73,473
Step acquisition	-	-	-	-	-	-	-	2,434	2,434
Non-controlling interest put option	-	-	-	-	(150,881)	-	(150,881)	-	(150,881)
Farfetch China Holdings Ltd put call option	-	-	-	-	(744,163)	-	(744,163)	-	(744,163)
Capital contribution from non-controlling interests	-	-	-	-	488,875	-	488,875	(13,875)	475,000
Other	-	-	-	-	-	-	-	874	874
Balance at September 30, 2021	14,856	1,416,437	783,529	(22,090)	63,400	(2,545,359)	(289,227)	185,710	(103,517)

Balance at January 1, 2022	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616
Changes in equity
Profit/(loss) after tax for the period	-	-	-	-	-	530,623	530,623	(9,103)	521,520
Other comprehensive loss	-	-	-	(37,114)	(60,531)	-	(97,645)	(249)	(97,894)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(37,114)	(60,531)	530,623	432,978	(9,352)	423,626
Gain on cashflow hedge transferred to inventory	-	-	-	-	(1,044)	-	(1,044)	-	(1,044)
Issue of share capital, net of transaction costs	200	4,135	-	-	-	-	4,335	-	4,335
Share-based payment – equity settled	-	-	-	-	100,143	83,235	183,378	-	183,378
Share-based payment – reverse vesting shares	14	5,872	-	-	29,302	-	35,188	-	35,188
Dividends to non-controlling interests	-	-	-	-	-	-	-	(17,764)	(17,764)
Non-controlling interest arising on purchase of asset	-	-	-	-	-	-	-	5,493	5,493
Other	-	-	-	-	-	(4,064)	(4,064)	1,578	(2,486)
Balance at September 30, 2022	15,445	1,651,681	783,529	(61,658)	127,390	(1,777,008)	739,379	161,963	901,342

1. Refer to our Consolidated financial statements included in our 2021 20-F filed with the U.S. Securities and Exchange Commission ("SEC") for further information.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to the suspension of trade in Russia, the impact of regional COVID-19 restrictions on orders in mainland China, Fashion Concierge On Demand, Off-White’s partnership with AC Milan, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives and partnerships, our growth and expected performance for the fiscal years ending December 31, 2022 and December 31, 2023, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: macroeconomic factors, natural disasters, pandemics or other unexpected events that may adversely affect our business; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the impact of fluctuations in foreign exchange rates; the effect of the COVID-19 pandemic on our business and results of operations; our global operations involve additional risks, such as exposure to local economic or political instability, for example, in connection with the war between Russia and Ukraine; purchasers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; our reliance on third-party warehouse partners; delays and disruptions with suppliers and distribution partners; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increasing impact of and focus on environmental, social and governance matters could increase our costs, harm our reputation and adversely affect our financial results; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at

http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Constant currency information should be viewed in addition to, and not in lieu of or as superior to, the Company’s operating performance calculated in accordance with IFRS.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measures, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended September 30,
	2021	2022

Profit/(loss) after tax	$769,129	$(274,902)
Net finance expense	21,901	47,326
Income tax expense	4,427	164
Depreciation and amortization	64,807	84,751
Share-based payments (1)	46,134	84,285
(Gains)/losses on items held at fair value and remeasurements (2)	(901,173)	8,949
Other items (3)	104	7,048
Impairment losses on tangible assets	-	15,306
Impairment losses on intangible assets	-	22,981
Share of results of associates	(19)	(19)
Adjusted EBITDA	$5,310	$(4,111)
Revenue	$582,565	$593,357
Profit/(loss) after tax margin	132.0%	(46.3%)
Adjusted Revenue	$504,670	$514,654
Adjusted EBITDA Margin	1.1%	(0.8%)

1. Represents share-based payment expense.

2. Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 23 for a breakdown of these items.

3. Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)

	Three months ended September 30,
	2021	2022

Revenue	$582,565	$593,357
Less: Digital Platform Fulfilment Revenue	(77,895)	(78,703)
Adjusted Revenue	$504,670	$514,654

The following table reconciles Revenue at constant currency to the most directly comparable IFRS performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)
	Three months ended September 30, 2022
	Digital Platform Services	Digital Platform Fulfilment Revenue	Brand Platform	In-Store	Total

Revenue	$324,655	78,703	$161,836	$28,163	$593,357
Foreign exchange impact	32,681	7,873	27,168	3,522	71,244
Revenue at constant currency	$357,336	$86,576	$189,004	$31,685	$664,601

Revenue growth	1.7%	1.0%	(2.1%)	39.7%	1.9%
Foreign exchange impact on revenue growth	10.2%	10.1%	16.4%	17.4%	12.2%
Revenue growth at constant currency	11.9%	11.1%	14.3%	57.1%	14.1%

The following table reconciles Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended September 30,
	2021	2022

Digital Platform Gross Profit	$159,036	$166,944
Less: Demand generation expense	(74,090)	(61,754)
Digital Platform Order Contribution	$84,946	$105,190
Digital Platform Services Revenue	$319,217	$324,655
Digital Platform Gross Profit Margin	49.8%	51.4%
Digital Platform Order Contribution Margin	26.6%	32.4%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	Three months ended September 30,
	2021	2022

Earnings/(loss) per share	$2.09	$(0.71)
Share-based payments (1)	0.13	0.22
Amortization of acquired intangible assets	0.10	0.11
(Gains)/losses on items held at fair value and remeasurements (2)	(2.46)	0.02
Other items (3)	0.00	0.02
Impairment losses on tangible assets	-	0.04
Impairment losses on intangible assets	-	0.06
Share of results of associates	(0.00)	0.00
Adjusted loss per share	$(0.14)	$(0.24)

1. Represents share-based payment expense on a per share basis.

2. Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 23 for a breakdown of these items.

3. Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	Three months ended September 30,
	2021	2022
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$159,377	$(1,065)
$400 million 3.75% Notes due 2027 embedded derivative	307,059	(4,257)
$600 million 0.00% Notes due 2030 embedded derivative	177,188	(2,313)
FV remeasurement of equity investment carried at FVTPL	-	1,424

Present value remeasurements:
Chalhoub put option	81,272	(146)
Palm Angels put call option and earn-out	(4,153)	3,692
Alibaba and Richemont put option	184,985	(7,869)
Alanui put option	(4,555)	1,585
Gains/(losses) on items held at fair value and remeasurements	$901,173	$(8,949)

Farfetch share price (end of day)	$37.48	$7.45

The following table represents other items:

(in $ thousands, except as otherwise noted)

	Three months ended September 30,
	2021	2022

Transaction-related legal and advisory expenses	$(71)	$(5,791)
Loss on impairment of investments carried at fair value	(33)	-
Restructuring	-	(1,257)
Other items	$(104)	$(7,048)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third-party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means profit/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

"Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including first-party original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores, which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

"Media solutions revenue" is revenue derived from advertising products and solutions provided to luxury sellers to enable them to leverage our luxury audience and first-party data in pursuing their respective marketing opportunities on the Farfetch Marketplace.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

SVP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com.